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**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

For the month of: October 2003
Commission File Number: 000-50012

Gold City Industries Ltd.
(Translation of registrant's name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1.   Press Release Dated November 10, 2003
2.   Material Change Report Dated November 7, 2003
3.   Press Release Dated November 7, 2003
4.   Press Release Dated November 5, 2003
5.   Press Release Dated November 4, 2003
6.   Press Release Dated October 30, 2003
7.   Press Release Dated October 30, 2003
8.   Press Release Dated October 30, 2003
9.   Press Release Dated October 28, 2003
10. Press Release Dated October 27, 2003
11. Press Release Dated October 20, 2003
12. Press Release Dated October 20, 2003
13. Qualifying Issuer Certificate (Form 45-102F2) Dated October 20, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F **XXX** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond
                         unless the form displays a currently valid OMB control number.**

Gold City Industries Ltd.
550 – 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-34

November 10, 2003   TSX Venture: GC

**Gold City Reports Commencement of 5,000 Metre Drill Program by IWA
on Myrtle Property - Barkerville, British Columbia**

Gold City reports that International Wayside Gold Mines Ltd. ("IWA") has commenced a 5,000 metre, Phase 2 diamond drill program on Gold City's Myrtle Property, located near the town of Barkerville, BC. IWA has an option to earn a 50% interest in the Myrtle Property from Gold City, subject to an underlying 3% net smelter return royalty.

The Myrtle Property boundary lies 180 metres from IWA's high grade gold Bonanza Ledge zone, which was discovered by IWA in 2000.

Planned drill targets at the Myrtle Property include the strike and dip extensions of an open 18 metre (58 foot) intersection in DDH M02-01 (intersected in last year's Phase 1 drill program) consisting of multiple quartz-sulphide veins grading 9.1 grams per tonne (0.266 ounces per ton) gold from 93 metres (305 feet) to 110.6 metres (363 feet) and located approximately 300 metres (1,000 feet) into the hangingwall of the BC vein/Bonanza Ledge zone.

Other drill holes will target both diagonal and orthogonal quartz veins within the Rainbow unit, which constituted the main gold-bearing veins at the Cariboo Gold Quartz mine. The mineralization, hosted by the Rainbow unit, is similar to the mineralization mined historically at the Cariboo Gold Quartz mine, which produced 626,755 ounces of gold from 1,681,951 tons (grading 0.39 ounces per ton gold).

The Myrtle drill program will also test a visible gold bearing shear-hosted quartz-sulphide vein zone at the newly discovered Ethel showing on the Myrtle Property. Initial chip sample results from this new zone are pending.

A series of holes will test for Bonanza Ledge-style mineralization in areas with similar self potential and induced polarization resistivity geophysical anomalies.

In further news, Michael Hibbitts, P.Geo., IWA has reported that mining at the Bonanza Ledge zone on Barkerville Mountain is proceeding. The adit portal has been collared and capped, with a total of 15.5 metres (51 feet) of development completed. IWA's contractors are now in position to proceed with the drifting on the decline to the high-grade ore zone approximately 150 meters from the collar.

A 10,000-tonne bulk sample with an anticipated grade of 23.66 grams per tonne (0.67 ounces per ton) gold will be mined from the Bonanza Ledge. The bulk sample is scheduled to be shipped to Imperial Metal's Mount Polley mine for processing in December 2003. Preliminary flotation testing reported that gold recoveries in the 95 per cent range were achieved from a Bonanza Ledge core composite grading 22 grams per tonne gold (0.65 ounces per ton gold).

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)
BC FORM 53-901F (Previously Form 27)

1.   **Reporting Issuer:**

Gold City Industries Ltd.
Suite 550, 580 Hornby Street
Vancouver, British Columbia
V6C 3B6

2.   **Date of Material Change(s):**

September 25, 2003, September 29, 2003, October 6, 2003, October 20, 2003

3.   **Press Release:**

Press release(s) 03-19 dated September 25, 2003, 03-20 dated September 29, 2003, 03-23 dated October 6, 2003, and 03-26 dated October 20, 2003, copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

4.   **Summary of Material Change:**

On September 25, 2003 the Company announced that it had arranged a non-brokered private placement of 1,000,000 Units, priced at $0.25 per Unit, for total gross proceeds of $250,000, with each Unit to be comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year and $0.40 per share in the second year. In the event that the closing price of the Company's shares is greater than $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder must exercise the warrant within five (5) business days or the warrant will expire.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Subsequently, on September 29, 2003 the Company announced that it had amended the private placement to increase the number of Units to 1,200,000 Units from the original 1,000,000 Units, for total gross proceeds of $300,000, with all other terms remaining the same.

Subsequently, on October 6, 2003 the Company announced that it had again amended the private placement to increase the number of Units to 1,400,000 Units, for total gross proceeds of $350,000, with all other terms remaining the same.

On October 20, 2003 the Company announced that it had closed the private placement of 1,400,000 Units priced at $0.25 per Unit for total proceeds of $350,000. Securities issued through the private placement will be subject to a four month hold until February 9, 2004.

5.   **Full Description of Material Change:**

As described in the attached news releases.

The transaction was accepted for filing by the TSX Venture Exchange effective October 9, 2003.

6.   **Reliance on Provision:**

Not applicable.

7.   **Omitted Information:**

Not applicable.

8.   **Senior Officer:**

Frederick J. Sveinson
Gold City Industries Ltd.
Suite 550, 580 Hornby Street
Vancouver, British Columbia V6C 3B6

Telephone: (604) 682-7677
Fax: (604) 642-6577

9.   **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 7th day of November, 2003.

Frederick J. Sveinson

"Signed"
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-19

September 25, 2003   TSX Venture: GC

Gold City Announces $250,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 1,000,000 units, priced at $0.25 per unit, for total gross proceeds of $250,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period.   The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6

Phone: (604) 682-7677   **Fax: (604) 642-6577**
Email: info@gold-city.net   **Website: www.gold-city.net**

NEWS RELEASE 03-20

September 29, 2003

TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement previously announced on September 25, 2003 (NR 03-19) to increase the number of units from 1,000,000 to 1,200,000 units for total proceeds of $300,000.

All other terms of the private placement remain the same as was previously announced, with each unit, priced at $0.25, to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

"Fred Sveinson"

Fred Sveinson, President & CEO

For further information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-23

October 6, 2003   TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that it has amended a non-brokered private placement previously announced September 25, 2003 (NR 03-19) and amended on September 29, 2003 (NR 03-20) to increase the number of units to 1,400,000 units for total proceeds of $350,000.

All other terms of the private placement remain unchanged, with each unit priced at $0.25, comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold. The private placement is subject to final acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-26

October 20, 2003   TSX Venture : GC

Gold City Closes $350,000 Private Placement

Fred Sveinson, President, reports the Company has closed a private placement of 1,400,000 units, priced at $0.25 per unit, for total proceeds of $350,000 (NR 03-23).

Units are each comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share prior to October 9, 2004 and at an exercise price of $0.40 per share prior to October 9, 2005. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold until February 9, 2004. Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-33

November 7, 2003   TSX Venture : GC

Gold City Closes $276,250 Private Placement

The Company reports that it has closed a non-brokered private placement of 1,105,000 Units, priced at $0.25 per Unit, for total proceeds of $276,250, previously announced on September 30, 2003 (NR 03-21).

Each Unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is greater than $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through the private placement are subject to a four month hold until March 1, 2004. A finder's fee of 80,000 Units has been paid to Canaccord Capital Corporation.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550 – 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-32

November 5, 2003   TSX Venture: GC

Gold City Intersects 1.86 Metres Grading 326.82 Grams/Tonne Gold
Golden Crown Property - Greenwood Gold Project - British Columbia

Gold City Industries Ltd. reports results for the first six holes of a 47-hole surface diamond drill program totaling 2138.7 metres on the Golden Crown Property, near Greenwood, BC.

Twenty-one holes have been directed at definition drilling (15 metre centres) on the King Vein, the main resource vein on the property. The holes tested the area between surface and the access drift (about 70 metres below) with the intent to expand the resource in previously untested areas of the King Vein.

The King Vein is part of a robust, steeply dipping, closely spaced massive sulfide vein system similar to the Rossland gold camp, which produced 2.7 million ounces of gold. Mineralization in the Golden Crown vein system is composed of native gold-pyrrhotite-pyrite-quartz-chalcopyrite. Highlights from the first six holes into the King vein are summarized below. Hole 03CDH-04 was an edge limit test on the King Vein.

Hole #	Northing (m)	Easting (m)	Azim	Dip	From (m)	To (m)	Length (m)	Gold (grams/ tonne)	Length (ft)	Gold (oz/t)	Cu %
03CDH-01	**5150.68**	**4974.79**	**061**	**-45**	**18.30**	**20.16**	**1.86**	**326.82**	**6.10**	**9.532**	**0.39**
03CDH-02	5147.14	4966.47	022	-45	19.55	20.53	0.98	5.76	3.22	0.168	0.74
03CDH-03	**5146.62**	**4955.03**	**022**	**-46**	**26.45**	**27.70**	**1.25**	**72.14**	**4.10**	**2.104**	**1.31**
03CDH-04	5153.36	4929.71	022	-45	19.39	20.32	0.93	0.76	3.05	0.022	0.66
03CDH-05	5137.06	4930.62	022	-45	39.18	40.38	1.20	7.61	3.94	0.222	1.21
03CDH-06	5132.80	4954.62	022	-46	47.29	50.80	3.51	8.66	11.52	0.253	0.12

Gold City's President, Fred Sveinson, has stated "we are excited with the results to date, which show excellent vein continuity, positive resource building, and remarkable gold values. The intercept in hole 03CDH-01 is only 13 metres from surface."

The 2003 drill program has been planned and supervised by Paul Cowley, P.Geo., Gold City's VP Exploration. All core is HQ in size with half-core samples analyzed by standard fire assay at Eco Tech Laboratory Ltd. in Kamloops, BC. Assays for the remaining Golden Crown drillholes are pending.

Gold City Industries Ltd.
Signed "Paul Cowley"
Paul Cowley, VP Exploration & Director

For Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-31

November 4, 2003   TSX Venture: GC

Drill Results – Lexington Property
Greenwood Gold Project, Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, is pleased to announce that assays have been received for the second, third, and fourth diamond drill holes into the Grenoble/Main Zone deposit on the Company's Lexington property, near Greenwood, BC. Initially, four holes totaling 663.55 metres of HQ drill core were completed on the Grenoble/Main Zone. Encouraging results from the first hole prompted additional drilling. Two additional holes totaling 243 metres have now been completed.

As in drillhole 03GCD-01 reported previously (see NR 03-27), 03GCD-02, 03GCD-03, and 03-GCD-04 encountered two styles of mineralization:

1) the pyrite-chalcopyrite-gold mineralization associated with the Grenoble deposit; and
2) an overlying a porphyry copper-molybdenum-gold vein system.

Drillholes 03GCD-02, 03GCD-03, and 03GCD-04 were located 30, 25, and 25 metres, respectively, from 03GCD-01, which included an intercept of 4.57 metres grading 28.68 g/t gold. Drillholes were located 15 metres apart to provide data for a resource calculation that is expected to be completed by year end. The first four holes were directed into the shallow to moderately dipping Grenoble deposit in an area that is targeted for bulk sampling in 2004.

The multiple zones of massive pyrite-chalcopyrite veining encountered in drillholes 03GCD-02, 03GCD-03, and 03-GCD-04 show good grade continuity. The latest results are summarized below.

Hole 03GCD-02: 234° Azimuth and -74° dip

From (m)	To (m)	Length (m)	Length (ft)	Gold (grams/tonne)	Gold (oz/t)	Copper %
129.54	133.39	3.85	12.6	9.02	0.263	0.39
135.27	136.73	1.46	4.8	7.60	0.222	1.46
140.76	144.40	3.60	11.8	7.59	0.222	2.26

Hole 03GCD-03: 233° Azimuth and -80° dip

From (m)	To (m)	Length (m)	Length (ft)	Gold (grams/tonne)	Gold (oz/t)	Copper %
141.00	143.51	2.51	8.2	8.22	0.240	0.51
161.80	162.80	1.00	3.3	7.67	0.224	3.73

Hole 03GCD-04: 234° Azimuth and -80° dip

From (m)	To (m)	Length (m)	Length (ft)	Gold (grams/tonne)	Gold (oz/t)	Copper %
151.57	153.81	2.24	7.3	8.98	0.262	1.53
158.06	159.17	1.11	3.6	9.44	0.275	0.86

The porphyry copper-gold-molybdenum system reported in the first hole persists in the second and third holes. Approximately 60% of the interval from surface to 111 metres depth was sampled in 03GCD-02 and showed elevations averaging 0.16% Cu and 151 ppb Au. Approximately 25% of the interval from surface to 120 metres depth was sampled in 03GCD-03 and showed elevations averaging 0.19% Cu and 248 ppb Au. ICP results for the fourth hole are pending. More complete sampling will be required in order to evaluate this mineralization.

Assays for the remaining Lexington drillholes are pending.

Gold City Industries Ltd.

Signed "Paul Cowley"

Paul Cowley, VP Exploration & Director

For Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-30

October 30, 2003   TSX Venture: GC

Fred Sveinson, President, reports that the Company has entered into an agreement to acquire 100% interest in the Last Chance and Fontenoy crown granted mineral claims, subject to a 1.5% net smelter return royalty, located in Camp McKinney in the Greenwood Mining Division, in consideration for a $5,000 cash payment and 50,000 common shares. The transaction is subject to acceptance for filing by the TSX Venture Exchange.

The Last Chance and Fontenoy crown granted mineral claims are contiguous with Gold City's Caramelia gold property (44 mineral claims, 120 units) covering 1,982 hectares, which is located 15 kilometres northwest of the town of Rock Creek, BC.   The Caramelia property encompasses the historic Camp McKinney gold camp, which includes the past producing Cariboo-Amelia mine that recorded historic production of 124,500 tonnes at a grade of 20.39 grams/tonne of gold, recovering 81,000 ounces of gold (Minfile 2001, Mineral Property Database, Geological Survey Branch, Ministry of Energy, Mines, and Petroleum Resources, British Columbia).

The Caramelia gold property is under 50% option to Jantri Resources Inc. (NR 03-08).   Under the terms of the option agreement, Jantri is currently completing an exploration program comprised of biogeochemical (bark) surveying and trenching, targeted on the discovery of new near surface mineralized vein systems in the area.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-29

October 29, 2003   TSX Venture: GC

Gold City Announces $100,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 333,333 Units, priced at $0.30 per Unit, for proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable, share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of one year, at an exercise price of $0.40 per share.

Proceeds from the private placement will be used for working capital. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-28

October 28, 2003   TSX Venture : GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement previously announced on September 30, 2003 (NR 03-21) to increase the number of Units from 800,000 to 1,105,000 Units for total gross proceeds of $276,250.

All other terms of the private placement remain the same as was previously announced, with each Unit, priced at $0.25, comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is greater than $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold. A commission will be payable on a portion of the proceeds from subscriptions to the private placement. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project, located near Greenwood, British Columbia, and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-27

October 27, 2003

TSX Venture: GC

Gold City Reports Positive Drill Results - 4.57 metres grading 28.68 g/t Gold
Greenwood Gold Project, Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, is pleased to announce that assays have been received for the first diamond drill hole into the Grenoble/Main Zone deposit on the Company's Lexington property, near Greenwood, BC. Four holes totaling 663.55 metres of HQ drill core were completed on the Grenoble/Main Zone. Samples were cut in half and sent to Eco Tech Laboratory Ltd. in Kamloops, BC for assaying.

Drillhole 03GCD-01 encountered two styles of mineralization: 1) the pyrite-chalcopyrite-gold mineralization associated with the Grenoble deposit and 2) an overlying a porphyry copper-molybdenum-gold vein system.

Multiple zones of massive pyrite-chalcopyrite veining were encountered within dacitic pyroclastic rocks. These zones form the Grenoble deposit. Hole 03GCD-01 was directed into the shallow to moderately dipping Grenoble deposit in an area that is targeted for bulk sampling. Results are summarized below.

Hole 03GCD-01: 230° Azimuth and -81° dip

From	To	Length (m)	Length (ft)	Gold (grams/tonne)	Gold (oz/ton)	Copper %
126.03	126.64	0.61	2.0	6.23	0.18	2.44
133.60	134.50	0.90	3.0	8.16	0.24	1.04
138.77	140.08	1.31	4.3	19.79	0.58	0.79
144.04	**148.61**	**4.57**	**15.0**	**28.68**	**0.84**	**1.17**
151.52	152.79	1.27	4.2	6.28	0.18	1.47

The porphyry system is manifested as at least two populations of veining - quartz-pyrite-chalcopyrite+/-molybdenite-tourmaline and later pyrite-chalcopyrite veining in quartz-sericite altered porphyritic rocks. Approximately 50% of the interval from surface to 112.7 metres depth was selected and analyzed in the first pass of sampling and showed elevations averaging 0.2% Cu and 277 ppb Au. More complete sampling will be required in order to evaluate this mineralization. Assays for the remaining Lexington drillholes are pending.

Based on these encouraging results the Company will drill three additional holes on the Grenoble/Main Zone deposit, upon completion of its initial Golden Crown drill program.

Gold City Industries Ltd.
"Paul Cowley"
Paul Cowley, VP Exploration & Director

For Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-26

October 20, 2003   TSX Venture : GC

Gold City Closes $350,000 Private Placement

Fred Sveinson, President, reports the Company has closed a private placement of 1,400,000 units, priced at $0.25 per unit, for total proceeds of $350,000 (NR 03-23).

Units are each comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share prior to October 9, 2004 and at an exercise price of $0.40 per share prior to October 9, 2005. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold until February 9, 2004. Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-25

October 20, 2003   TSX Venture: GC

Gold City Trenching on JD Mineral Property, Greenwood, British Columbia

Paul Cowley, VP Exploration, reports the Company has commenced a trenching program on the JD mineral property, located 8 kilometres east of Greenwood, BC. The Company has an option to earn a 100% interest in the JD mineral property (NR 02-18).

The Golden Crown and the adjoining JD claims are key claims in the Company's Greenwood Gold Project, which collectively protect a 4 kilometre gold/copper system supported by drill hole intercepts, trench exposures and positive gold soil geochemical and geophysical (VLF) anomalies. The pyrrhotite-chalcopyrite-gold vein system on Golden Crown has striking similarities to the vein system at Rossland, BC which is BC's second largest gold producer. The JD property is interpreted to be the northwest extension of the Golden Crown vein system.

The JD trenching program will focus on four areas. Two areas will follow-up a 1-kilometre long gold soil geochemical anomaly, where Noranda discovered gold-copper mineralization from a 1986-1987 trenching and drilling program. Previous trenching returned values of 14.2 grams per tonne (g/t) gold over 5 metres and 18.9 g/t over 3 metres. A drill hole intersection returned 3.4 metres of 7.2 g/t gold.

Gold City's trenching program on the JD property will expand from the Noranda trenches and drill holes, as well as provide in-fill data. The other two areas of proposed trenching will follow-up on numerous gold soil geochemical anomalies, which have previously remained untested.

Gold City Industries Ltd.

Signed "Paul Cowley"

Paul Cowley, VP Exploration

For Investor Relations Information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-24

October 14, 2003   TSX Venture: GC

Gold City Diamond Drilling Progress Report
Greenwood Gold Project, Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, is pleased to provide a progress report on the Company's drilling programs on its Greenwood Gold Project, located near Greenwood, British Columbia.

The Lexington drilling program on the Grenoble/Main Zone commenced on September 25, 2003 (NR 03-18). Four holes totaling 663.55 metres of HQ drill core were completed by October 3, 2003.

Mineralized zones at Lexington were intercepted as expected. Assays are pending. Drill core will provide samples for metallurgical testwork to optimize the process flowsheet.

The Golden Crown drill program commenced on October 5, 2003 to test a number of high grade gold intercepts.   The program will focus on five separate veins, with the objective of expanding resources on the King vein; defining new resources from the Tiara, Samaritan, Golden Crown and Portal veins; and providing samples for metallurgical testwork. (NR 03-22).

To date a total of 15 diamond drill holes totalling 905.68 metres of HQ core have focused on the King Vein. Massive sulfide mineralization has been intersected in 14 of the 15 holes. Assays are pending.

Assay services are being provided by Eco Tech Laboratory Ltd. in Kamloops, BC.

Gold City Industries Ltd.

Signed "Paul Cowley"

Paul Cowley, VP Exploration & Director

For further information please contact Fred Sveinson (604) 682-7677

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-23

October 6, 2003   TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that it has amended a non-brokered private placement previously announced September 25, 2003 (NR 03-19) and amended on September 29, 2003 (NR 03-20) to increase the number of units to 1,400,000 units for total proceeds of $350,000.

All other terms of the private placement remain unchanged, with each unit priced at $0.25, comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold. The private placement is subject to final acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-22

October 6, 2003   TSX Venture: GC

Gold City Commences Drilling on Golden Crown Property
at Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, reports the Company has completed the previously announced drill program at the Lexington property (NR 03-18) and has commenced drilling on its Golden Crown gold-copper property, located near Greenwood, British Columbia. The Company's Greenwood Gold Project is comprised of two advanced stage, high grade gold and subordinate copper properties – the Golden Crown property (900 hectares) and the Lexington-Lone Star property (2,300 hectares) – and the Roberts Mill, a gravity-flotation mill. The Project is supported by excellent infrastructure and a local skilled work force.

The Golden Crown and adjoining JD properties collectively protect a 4 kilometre northwest trending gold/copper system supported by drill hole intercepts, trench exposures, and northwest trending positive gold soil geochemical and geophysical (VLF) anomalies. The pyrrhotite-chalcopyrite-gold vein system on Golden Crown has striking similarities to the vein system at Rossland, BC, which is BC's second largest gold producer (2.7 million ounces of gold production).

The 2,000 metre, 50 hole diamond drilling program will be Gold City's first program on the Golden Crown Property. The program will focus on five separate veins, with the objective of expanding resources on the King vein and defining new resources from the Tiara, Samaritan, Golden Crown and Portal veins.

The King vein has numerous drill hole intercepts from previous drill programs grading 0.5 to 1.0 oz/ton gold and an exceptional 6.9 metre intercept grading 12.7 oz/ton gold. The Samaritan vein drilling will follow-up a 4.9 metre intercept grading 0.51 oz/ton gold. The Portal vein drilling will follow-up a 5.33 metre intercept grading 0.57 oz/ton gold. The Golden Crown vein drilling will follow-up a 6.1 metre intercept of 0.4 oz/ton gold. The Tiara vein drilling will follow-up the 1998 discovery of the Tiara vein, which averaged 1 metre wide and graded 1 oz/ton gold and remains untested by drilling.

Gold City Industries Ltd.
Signed "Paul Cowley"
Paul Cowley, VP Exploration & Director

For further information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-21

September 30, 2003   TSX Venture: GC

Gold City Announces $200,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a private placement of 800,000 units, priced at $0.25 per unit, for total gross proceeds of $200,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. A finder's fee may be payable on a portion of the subscriptions to the private placement. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6

Phone: (604) 682-7677 **Fax: (604) 642-6577**

Email: info@gold-city.net **Website: www.gold-city.net**

NEWS RELEASE 03-20

September 29, 2003

TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement previously announced on September 25, 2003 (NR 03-19) to increase the number of units from 1,000,000 to 1,200,000 units for total proceeds of $300,000.

All other terms of the private placement remain the same as was previously announced, with each unit, priced at $0.25, to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

"Fred Sveinson"

Fred Sveinson, President & CEO

For further information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-19

September 25, 2003   TSX Venture: GC

Gold City Announces $250,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 1,000,000 units, priced at $0.25 per unit, for total gross proceeds of $250,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on October 9, 2003 of 1,400,000 units, comprised of 1,400,000 common shares and 1,400,000 share purchase warrants of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 20th day of October, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
      Fred Sveinson, President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

November 19, 2003   By: /s/ Frederick Sveinson, President
Date